                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No._)*
                                 SHONEY'S INC.
                                (Name of Issuer)
                                  Common Stock
                         (Title of Class of Securities)
                                   825039100
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 825039100                     13G                    Page 1 of 4 Pages

1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
               Alex Schoenbaum
               SSN ###-##-####
*SEE INSTRUCTION BEFORE FILLING OUT!
2.     Check the Appropriate Box if a Member of a Group*
                                              (a)     [ ]
                                              (b)     [ ]
3.     SEC USE ONLY

4.     Citizenship or Place of Organization:  USA/FLORIDA

5.     Sole Voting Power:                                  2,739,138

6.     Shared Voting Power:                                     none

7.     Sole Dispositive Power:                             2,703,388

8.     Shared Dispositive Power:                           2,739,138

9.     Aggregate Amount Beneficially
       Owned by Each Reporting Person:                     3,353,535

10.    Check Box if the Aggregate Amount
       in Row (9) Excludes Certain Shares*                       [ ]

11.    Percent of Class Represented by Amount in Row 9:         8.1%

12.    Type or Reporting Person:                                  IN

Item 1.        (a)      Name of Issuer:
                                 Shoney's Inc.

               (b)      Address of Issuer's Principal Executive Offices:
                                 1727 Elm Hill Pike, Nashville, Tennessee 37202

Item 2.        (a)      Name of Person Filing:
                                 Alex Schoenbaum

               (b)      Address of Principal Business Office or, if none,
                                 Residence:          5541 Gulf of Mexico Drive
                                                     Longboat Key, FL 33548

               (c)      Citizenship:  USA/Florida

               (d)      Title of Class of Securities:  Common Stock

               (e)      CUSIP Number:  825039100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filling is a:

               (a)      [ ]      Broker or Dealer registered under Section 15
                                 of the Act

               (b)      [ ]      Bank as defined in section 3(a)(6) of the Act

               (c)      [ ]      Insurance Company as defined in section
                                 3(a)(19) of the act

               (d)      [ ]      Investment Company registered under section 8
                                 of the Investment Company Act

               (e)      [ ]      Investment Adviser registered under section
                                 203 of the Investment Advisers Act of 1940

               (f)      [ ]      Employee Benefit Plan, Pension Fund which is
                                 subject to the provisions of the Employee
                                 Retirement Income Security Act of 1974 or
                                 Endowment Fund; see Section
                                 240.13d-1(b)(1)(ii)(F)

               (g)      [ ]      Parent Holding Company, in accordance with
                                 Section  240.13d-1(b)(ii)(G) (Note:  See Item
                                 7)

               (h)      [ ]      Group, in accordance with Section
                                 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership.

If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned:                            3,353,535

         (b)  Percent of Class:                                          8.1%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:       2,739,138

              (ii)  shared power to vote or to direct the vote:          none

              (iii) sole power to dispose or to direct the
                    disposition of:                                 2,703,388

              (iv)  shared power to dispose or to direct the
                    disposition of:                                 2,739,138

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.        Ownership of more than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such
person should be identified.   A listing of the shareholders of an investment
company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

       Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

       Not Applicable.

Item 8.        Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identity of each member of the group.

       Not Applicable.

Item 9.        Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further fillings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

       Not Applicable.

Item 10.       Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Alex Schoenbaum
                                           ---------------
                                           Signature

DATE:  April 3, 1995                       Alex Schoenbaum
                                           ---------------
                                           Name and Title